Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release.

BCE reports second quarter 2021 results

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Net earnings increased 149.7% to $734 million with net earnings attributable to common shareholders growing 189% to $685 million, or $0.76 per common share, up 192.3%; 31.1% higher adjusted net earnings(1) of $751 million generated adjusted EPS(1) of $0.83, up 31.7%

●	Delivered 6.4% consolidated revenue growth and 6.2% higher adjusted EBITDA(2)
●	115,916 total wireless mobile phone and mobile connected device, retail Internet and IPTV net additions, up 75% year over year
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Leading growth in wireless service revenue and mobile phone average billing per user (ABPU) (4) as we welcomed 44,433 postpaid mobile phone net additions, up by 45,393, and increased net mobile connected device additions 22.2% to 47,449

●	Retail Internet fibre net additions up 80% to 27,112, with 12% residential Internet revenue growth; up to 900,000 new fibre and WHI locations to be passed in 2021
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Growing 5G leadership: Total 3.5 GHz mobile spectrum holdings of 1,690M MHz-POP; strategic cloud and technology partnerships with AWS and Google Cloud; on track to cover 70% of national population with 5G service by year end

●	Strong financial position including $5.3 billion of available liquidity(5) enabling accelerated capital investment, wireless spectrum purchases and dividend growth
●	Ongoing industry leadership in ESG standards highlighted by the launch of the Bell for Better initiative

MONTRÉAL, August 5, 2021 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2).

“The Bell team successfully delivered on our growth strategy in Q2 with strong execution across all of our operating segments. A year after COVID-19’s initial impacts in early 2020, we’ve achieved strong, sequential improvement in total customer net additions; increased consolidated revenue and adjusted EBITDA more than 6%, with leading growth in wireless service revenue and ABPU; and further accelerated capital spending to drive the next-generation networks and service innovations critical to Canada’s recovery and long-term economic growth,” said Mirko Bibic, President and CEO of BCE Inc. and Bell Canada. “Canadians are continuing to embrace the power of our next-generation networks like 5G and Bell pure fibre, reflected in a 12% increase in residential Internet revenue; a 75% increase in total retail Internet, IPTV, and mobile phone and connected device net subscriber additions; and the ongoing introduction of exclusive digital media platform and service innovations.

“Continued healthy free cash flow and Bell’s overall strong financial position are enabling our historic network acceleration in every region, supported by public policy encouraging next-generation infrastructure investment and our recent acquisition of significant 5G spectrum; ongoing dividend growth for our shareholders; and continued leadership in building a diverse, sustainable and connected Canada, embodied in the new Bell for Better initiative that encompasses all of our ESG initiatives. For the last year and a half, Bell employees in every province and territory have stepped up 24/7 to keep Canadians connected, informed and

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supported throughout the crisis. Our team’s outstanding Q2 performance announced today underscores that we’re moving forward, building on Bell’s 141-year legacy of service, innovation and investment like never before to deliver for all our stakeholders.”

KEY BUSINESS DEVELOPMENTS

Focusing ESG leadership with Bell for Better

Centralizing Bell’s multiple initiatives to lead the way in Environmental, Social and Governance (ESG) standards, the Bell for Better program continued to drive positive outcomes for Bell stakeholders. We continued to accelerate the rollouts of Bell’s 5G, fibre and rural networks; launched a new Sustainability Financing Framework and the first sustainability bond offering in the industry; adopted Science Based Targets to reduce greenhouse gas emissions; introduced Bell Security Unified Response Environment (BSURE), a managed cybersecurity solution to enhance data protection and governance for Bell Business Markets customers; announced new grant availability from the Bell Let’s Talk Diversity Fund supporting Black, Indigenous and People of Colour (BIPOC) communities; and launched phase 2 of the Bell Let’s Talk Post-Secondary Fund enhancing student mental health at Canadian colleges and universities.

Building the best networks faster

BCE’s capital investment increased to $1.2 billion – 34.1% higher than in Q2 last year – reflecting ongoing execution of Bell’s accelerated network rollout plan, supporting Canada’s COVID recovery and enabled by government and regulatory support for significant investment in next-generation communications infrastructure. This included expanded Wireless Home Internet service for rural and remote communities across Manitoba; all-fibre Internet access for smaller centres in Ontario and Québec; and mobile 5G service for over 50 more communities in Atlantic Canada, Ontario, Quebec and Manitoba. Bell continued to work closely with governments on projects to bring broadband access to remote and other hard to serve areas, including Québec’s Operation High Speed and the federal Universal Broadband Fund.

Accelerating Bell’s 5G leadership

Bell is taking our 5G lead further with the acquisition of significant 3500 MHz spectrum in urban, mid-size and rural markets at the lowest cost per MHZ-POP of all major carriers, increasing Bell’s share of this high-value 5G spectrum available to incumbents to 37%. Ranked once again as Canada’s fastest 5G, Bell 5G also launched Canada’s first 5G roaming service for travellers to the United States. Bell announced strategic cloud and technology partnerships with Amazon Web Services (AWS) and Google Cloud, and with 5G consumer premise equipment provider Casa Systems as Bell prepares to launch 5G Wireless Home Internet service in rural regions later this year.

Delivering the most compelling content

Growing our lead in multi-platform sports media, Bell acquired Formula1 Canadian Grand Prix promoter Octane Racing Group and media rights for F1 partner W Series; extended our Winnipeg Jets partnership and announced a new one with the Winnipeg Blue Bombers; and signed new or extended agreements with Wimbledon, LaLiga, the Canadian Hockey League and the National Lacrosse League. The UEFA Euro 2020 Final on CTV and TSN was one of the most-watched broadcasts of the year and TSN’s most-streamed live event ever. Bell Media’s French-language network Noovo celebrated a successful first year with a 10% audience increase; MuchMusic has been revitalized as a digital-first network available across major social media platforms; and Virgin Mobile Canada has transformed into Virgin Plus, reflecting the brand’s extension into TV and Internet services.

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BCE Q2 RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2021	Q2 2020	% change

BCE

Operating revenues	5,698	5,354	6.4%

Net earnings	734	294	149.7%

Net earnings attributable to common shareholders	685	237	189.0%

Adjusted net earnings	751	573	31.1%

Adjusted EBITDA	2,476	2,331	6.2%

Net earnings per common share (EPS)	0.76	0.26	192.3%

Adjusted EPS	0.83	0.63	31.7%

Cash flows from operating activities	2,499	2,562	(2.5%)

Capital expenditures	(1,207)	(900)	(34.1%)

Free cash flow(3)	1,248	1,611	(22.5%)

“We delivered strong consolidated financial performance this quarter, including revenue and adjusted EBITDA growth acceleration as we lapped the significant COVID-19 impacts in Q2 last year, demonstrating continued marketplace momentum and outstanding execution in all Bell segments. In an increasingly positive investment climate and a background of renewed consumer confidence, wireless, residential Internet and media were especially strong. Although telecom spending by large enterprise customers continued to be impacted by the current economic backdrop, business service solutions revenue increased year over year, a very positive indicator as the overall recovery continues,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada.

“BCE is in an exceptional financial and competitive position, with a strong investment grade balance sheet underpinned by $5.3 billion of available liquidity at the end of Q2 and fully funded defined benefit pension plans. With a second quarter of healthy consolidated growth, we remain on track to meet our financial guidance targets for full-year 2021, even taking into account higher spending under our recently upsized capital investment acceleration program.”

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Total operating revenue was up 6.4% over Q2 2020 to $5,698 million, comprised of 5.0% higher service revenue of $5,040 million and an 18.8% increase in product revenue to $658 million. This result was driven by strong year-over-year growth in wireless, residential Internet and media as we began to lap the significant COVID-19 impacts in Q2 2020, the quarter most affected by the crisis. Bell Wireline revenue decreased due to a $44 million regulatory charge for the period March 2016 to June 2021 related to the CRTC’s recent decision on final aggregated rates for wholesale Internet access. Excluding this regulatory impact, total BCE operating revenue was up 7.2% this quarter.

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Net earnings increased 149.7% to $734 million and net earnings attributable to common shareholders totalled $685 million, or $0.76 per share, up 189.0% and 192.3% respectively. The increases were due to higher adjusted EBITDA driven by improving consumer and commercial activity as the economy rebounds from COVID-19; lower year-over-year non-cash media asset impairment charges; and higher other income due mainly to net mark-to-market gains on derivatives used to economically hedge equity settled share-based

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compensation. This was partly offset by increased depreciation and amortization expense as well as higher income taxes.
●	Adjusted net earnings were $751 million, or $0.83 per common share, up 31.1% and 31.7% respectively, from $573 million, or $0.63 per common share, in Q2 2020.
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Adjusted EBITDA grew 6.2% in Q2 to $2,476 million, driven by year-over-year increases at all Bell operating segments. Q2 consolidated adjusted EBITDA margin(2) of 43.5% was unchanged from Q2 2020. Excluding Bell Wireline’s $44 million wholesale Internet regulatory charge noted above, adjusted EBITDA was up 8.1% and margin expanded 0.4 percentage points to 43.9% in the quarter.

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BCE capital expenditures increased 34.1% to $1,207 million, a capital intensity(4) ratio of 21.2%, compared to 16.8% in Q2 2020. The year-over-year increase in capital spending is consistent with our 2-year program to accelerate the rollout of Bell’s 5G, fibre and rural Wireless Home Internet networks.

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BCE cash flows from operating activities totalled $2,499 million, down 2.5% from Q2 2020, reflecting higher income taxes, and higher severance and other costs paid from workforce reductions earlier this year, partly offset by higher adjusted EBITDA.

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Free cash flow decreased 22.5% to $1,248 million, compared to $1,611 million in Q2 2020, due to higher capital expenditures and lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

Q2 OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Total wireless operating revenue grew 10.7% to $2,128 million, reflecting both higher service and product revenues.
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Bell led all national players in wireless service revenue growth, which increased 5.8% to $1,580 million, representing the first quarter of year-over-year growth since the start of the COVID-19 crisis. It’s a result that reflects healthy subscriber base growth over the past year, driven by our focus on higher-value smartphone loadings, continued strong demand for Bell’s IoT solutions and higher average revenue per mobile phone user year over year.

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Product revenue was up 27.7% to $548 million, reflecting increased customer transaction volumes, including from direct and digital channels; a greater sales mix of premium mobile phones; and stronger year-over-year consumer electronic sales at The Source as retail stores re-opened.

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Wireless adjusted EBITDA increased 10.2% to $969 million on the flow-through of strong service revenue growth, while margin contracted 0.2 percentage points to 45.5% due to increased operating costs reflecting increased commercial activity.

●	Bell added 46,247 total net new postpaid and prepaid mobile phone customers, up from 12,110 in Q2 2020.
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Postpaid mobile phone net additions grew to 44,433, compared to a net loss 960 in Q2 2020. The significant improvement reflects a 35.2% increase in gross additions, reflecting our emphasis on higher-value smartphone transactions, pent-up customer demand, and higher direct and digital channel sales volumes that balanced ongoing retail store restrictions. Postpaid mobile phone customer churn(4) was 0.83% compared to 0.76% last year.

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Prepaid mobile phone net additions were 1,814, down from 13,070 in Q2 2020. This result reflects an 18.4% decrease in gross activations from lower market activity due to the slowdown in immigration and international travel during COVID-19. This was partly offset by a 0.65 percentage point improvement in mobile phone prepaid customer churn to 3.98%.

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Bell’s mobile phone customer base totalled 9,212,995 at the end of Q2 2021, a 2.6% increase over last year, comprising 8,405,697 postpaid subscribers, up 2.8%, and 807,298 prepaid customers, essentially unchanged compared to Q2 2020.

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Blended mobile phone ABPU increased an industry-leading 3.3% to $72.21, reflecting our focus on higher-value activations, including a growing base of customers on equipment instalment plans; and improved roaming and data overage revenue.

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Mobile connected device net activations increased 22.2% to 47,449, driven by continued strong demand for Bell’s IoT solutions. Mobile connected device subscribers totalled 2,177,761 at the end of Q2 2021, an increase of 13.7% over last year.

Bell Wireline

●	Total wireline operating revenue was down 1.3% in Q2 2021 to $3,003 million, reflecting both lower service and product revenues.
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Wireline service revenue was unfavourably impacted in Q2 by the $44 million regulatory charge for the period March 2016 to June 2021 related to the CRTC’s recent decision on final aggregated rates for wholesale Internet access, resulting in a 0.9% year-over-year decrease to $2,891 million. Excluding this charge, wireline service revenue was up 0.6%, driven by a 12% increase in residential Internet revenue that was partly offset by softer business wireline results given the exceptionally high demand in Q2 2020 for conferencing services, remote collaboration tools and voice connectivity as Canadians began to telework with the implementation of COVID-19 restrictions.

●	Product revenue decreased 11.1% to $112 million compared to Q2 2020, due mainly to lower sales of data equipment to the government sector.
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Wireline adjusted EBITDA grew 1.1% to $1,293 million, reflecting a 3.1% reduction in operating costs that drove a 1.1 percentage-point improvement in margin to 43.1%. Excluding the wholesale Internet regulatory impact noted above, wireline adjusted EBITDA increased 4.5%, yielding a margin of 43.9%.

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Bell added 17,680 new retail Internet customers, down from 19,023 in Q2 2020 when we experienced strong broadband demand and fewer customer deactivations due to COVID-19. Within Bell’s direct fibre footprint, retail Internet net additions were 27,112, up 79.6% over last year. Retail Internet customers totalled 3,748,256 at the end of Q2, a 4.2% increase over Q2 last year. This included approximately 1.9 million residential fibre customers, up 15%.

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Bell TV leveraged its multi-brand strategy, including standalone Fibe TV app subscriptions and Virgin TV streaming services, to drive 4,540 new retail IPTV net additions, up from a net loss of 3,604 in Q2 2020. At the end of Q2, Bell served 1,821,609 retail IPTV subscribers, up 3.1% from last year.

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Retail satellite TV net customer losses improved 20.7% to 9,468 due to higher seasonal and small business activations compared to last year. Bell’s retail satellite TV customer base totalled 896,831 at the end of Q2, down 7.7% compared to last year.

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Retail residential NAS net losses totalled 51,292, up from 48,405 in Q2 2020 when we experienced fewer customer deactivations due to COVID-19. Bell’s retail residential NAS customer base totalled 2,381,571 at the end of Q2, an 8.0% decline from last year.

Bell Media

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Media operating revenue increased 30.4% in Q2 to $755 million, driven by increased advertiser spending across TV, radio, out of home and digital media platforms, reflecting a recovery in commercial activity impacted by COVID-19 during Q2 2020, as well as higher subscriber revenue.

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●	Increasing 57% this quarter, digital revenues now represent 19% of total Bell Media revenue, up from 16% in Q2 2020.
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Adjusted EBITDA increased 23.7% to $214 million with the flow-through of higher year-over-year revenue. However, margin declined to 28.3% from 29.9%, due to a 33.3% increase in operating costs with the return of live sports and TV productions, and the non-recurrence of Canada Emergency Wage Subsidy (CEWS) funding received in Q2 2020.

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Advertising revenue increased 65% this quarter, driven by stronger advertiser bookings with the return of live sports and more original TV programming compared to last year, as well as the incremental contribution from French-language network Noovo.

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SAM TV, Bell Media’s sales tool connecting advertisers and other marketers with the right audiences on the right media platforms, more than tripled its 2020 sales revenue in the first 6 months of 2021.

●	TSN and RDS remain Canada’s top-ranked English and French-language sports networks for the 2020/2021 broadcast year to date.
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Noovo continues to make notable gains with key demographics versus its French-language competitors, increasing year-to-date primetime viewership and growing market share by 2 points compared to last year.

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Subscriber revenue increased 6% due mainly to growth in Crave and TSN Direct streaming subscribers. Crave subscribers increased 6% over last year, approaching the 3 million mark, while TSN Direct more than doubled its subscriber base thanks in part to a record-setting UEFA Euro 2020.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.875 per common share, payable on October 15, 2021 to shareholders of record at the close of business on September 15, 2021.

OUTLOOK FOR 2021

BCE confirmed its financial guidance targets for 2021, as provided on February 4, 2021, as follows:

	February 4 Guidance	August 5 Guidance

Revenue growth	2% – 5%	On track

Adjusted EBITDA growth	2% – 5%	On track

Capital intensity	18% – 20%	On track

Adjusted EPS growth	1% – 6%	On track

Free cash flow ($M)	$2,850 – $3,200	On track

Annualized common dividend per share	$3.50	$3.50

The COVID-19 pandemic continued to unfavourably impact our financial and operating performance in Q2 2021 due to the government restrictions put in place to combat the pandemic, which reduced commercial activity during the quarter. However, compared to the same period last year, the impact of the pandemic on our year-over-year performance was considerably reduced, as Q2 2020 was the quarter most significantly affected by the pandemic. Moreover, it has been over a year since the pandemic began affecting our performance and we have since adapted many aspects of our business to better operate in this environment. Bell

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Wireless product and roaming revenues and Bell Media advertising revenues continued to be adversely impacted by the pandemic in the quarter, however to a lesser extent than experienced in Q2 2020. As the number of COVID-19 cases decreased and the number of people getting vaccinated increased, certain emergency measures were gradually eased in the latter part of the second quarter, which allowed many businesses to resume some level of, or increase, commercial activities.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible resurgences in the number of COVID-19 cases, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted in future periods. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, the potential development and distribution of new vaccines and treatments, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2021 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2021 results on Thursday, August 5 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 2447561#. A replay will be available until midnight on September 5, 2021 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 8741283#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q2-2021 conference call

NOTES

The information contained in this news release is unaudited.

(1) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could

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potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)

	Q2 2021		Q2 2020

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	685	0.76	237	0.26

Severance, acquisition and other costs	5	0.01	16	0.02

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(73)	(0.09)	7	-

Net losses (gains) on investments	14	0.02	(11)	(0.01)

Early debt redemption costs	-	-	-	-

Impairment of assets	120	0.13	328	0.36

Net earnings from discontinued operations	-	-	(4)	-
Adjusted net earnings	751	0.83	573	0.63

(2) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s Q2 2021 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)

	Q2 2021	Q2 2020
Net earnings	734	294

Severance, acquisition and other costs	7	22
Depreciation	905	869
Amortization	248	234
Finance costs
Interest expense	268	280
Interest on post-employment benefit obligations	5	11
Impairment of assets	164	449
Other (income) expense	(91)	80
Income taxes	236	96

Net earnings from discontinued operations	-	(4)

Adjusted EBITDA	2,476	2,331

BCE operating revenues	5,698	5,354

Adjusted EBITDA margin	43.5%	43.5%

(3) The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q2 2021	Q2 2020

Cash flows from operating activities	2,499	2,652

Capital expenditures	(1,207)	(900)

Cash dividends paid on preferred shares	(31)	(33)

Cash dividends paid by subsidiaries to NCI	(15)	(12)

Acquisition and other costs paid	2	11

Cash from discontinued operations (included in cash flows from operating activities)	-	(17)

Free cash flow	1,248	1,611

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(4) We use ABPU, churn, capital intensity and subscriber units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

(5) Available liquidity at June 30, 2021 was comprised of $1,752 million in cash and cash equivalents, $400 million available under our securitized trade receivables programs and $3.2 billion available under our committed bank credit facilities.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2021 annualized common share dividend and dividend growth objective, our network deployment and capital investment plans as well as the benefits expected to result therefrom, including our two-year increased capital investment program to accelerate the rollout of 5G, fibre and rural Wireless Home Internet networks, certain ESG objectives (including, without limitation, our objective to lead the way in ESG standards and for continued leadership in building a diverse, sustainable and connected Canada, and our targeted reductions in the level of our greenhouse gas emissions), the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 5, 2021 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 5, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

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Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about how the COVID-19 pandemic will evolve, including the progress of the global vaccination rollout. Notably, it is assumed that broad immunity is achieved in the third quarter of 2021 in Canada; later in 2021 in the U.S., most other advanced economies and China; and in 2022 in other emerging-market economies. In particular, we have assumed:

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Strong rebound in economic growth as the economy recovers from the effects of the pandemic and related restrictions, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 6% on average in 2021

●	Improving consumer confidence as the rollout of vaccinations proceeds and restrictions are eased
●	Strengthening business investment outside the oil and gas sector as demand increases and business confidence improves
●	Employment gains expected in 2021, despite ongoing challenges in some sectors
●	Accelerating trend toward e-commerce
●	Low immigration levels until international travel and/or health-related restrictions are lifted
●	Prevailing low interest rates expected to remain at or near current levels for the foreseeable future
●	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative OTT competitors
●

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2021

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Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell Wireless Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireless segment:

●	Maintain our market share of national operators’ wireless postpaid net additions
●	In the BCE 2020 Annual MD&A, we disclosed our assumption of continued growth of our prepaid subscriber base. As a result of lower immigration levels and reduced customer

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travel as a result of the COVID-19 pandemic, we are now assuming only modest growth of our prepaid subscriber base in 2021.
●	Continued focus on mobile phone subscriber growth, as well as the introduction of more 5G, 4G Long-term evolution (LTE) and LTE Advanced devices and new data services
●	Continued deployment of 5G wireless network offering coverage that is competitive with other national operators in centres across Canada
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In the BCE 2020 Annual MD&A, we disclosed our assumption of improvement in subscriber acquisition and retention spending, enabled by increasing adoption of device financing plans. As a result of store closures and reduced store opening hours in the first half of the year driven by government restrictions attributable to the COVID-19 pandemic, and the resulting increased competitive intensity driven by aggressive discount offers in the market, we are now assuming increased subscriber acquisition and retention spending in 2021.

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Unfavourable impact on mobile phone blended ABPU, driven by reduced outbound roaming revenue due to travel restrictions as a result of the COVID-19 pandemic and reduced data overage revenue due to continued adoption of unlimited plans

●	Increased adoption of unlimited data plans and device financing plans
●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireline segment:

●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities
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Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

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Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

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Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

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Overall revenue is expected to reflect a gradual economic recovery in 2021 combined with subscriber revenue growth and strategic pricing on advertising sales. However, revenue performance is expected to continue to be negatively impacted by the effects of the COVID-19 pandemic on many sectors of the economy.

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Continued escalation of media content costs to secure quality programming, as well as the return of sports and entertainment programming; however, in the short term, savings can still be expected due to production delays, shortened sports seasons, and possible cancellations from the ongoing COVID-19 pandemic

●	Continued scaling of Crave through broader content offering and user experience improvements
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Investment in Noovo News and more French-language original content to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

●	Enhanced market-leading attribution through our Strategic Audience Management (SAM) tool
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	Continued monetization of content rights and Bell Media properties across all platforms
●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2021:

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Total post-employment benefit plans cost to be approximately $300 million, based on an estimated accounting discount rate of 2.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $275 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $25 million

●	Increase in depreciation and amortization expense of approximately $200 million to $250 million compared to 2020
●	Interest expense and payments of approximately $1,050 million to $1,100 million
●	An effective tax rate of approximately 27%
●	NCI of approximately $60 million
●	Total cash pension and other post-employment benefit plan funding of approximately $350 million to $375 million
●	Cash income taxes of approximately $800 million to $900 million
●	Average number of BCE common shares outstanding of approximately 905 million
●	An annual common share dividend of $3.50 per share

The foregoing assumptions, although considered reasonable by BCE on August 5, 2021, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

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Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2021 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2021 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the COVID-19 pandemic and the adverse effects from the emergency measures implemented or to be implemented as a result thereof, as well as other pandemics, epidemics and other health risks; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; changing viewer habits and the expansion of over-the-top (OTT) TV and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities in a disciplined and strategic manner; the inability to drive a positive customer experience; the complexity in our operations; the failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the failure to implement or maintain highly effective information technology (IT) systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; labour disruptions and shortages; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; pension obligation volatility and increased contributions to post-employment benefit plans; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; unfavourable resolution of legal proceedings and, in particular, class

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actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or stakeholder and governmental changing expectations on environmental matters; and health concerns about radio frequency emissions from wireless communication devices and equipment.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2020 Annual MD&A dated March 4, 2021 (included in BCE’s 2020 Annual Report) and BCE’s 2021 First and Second Quarter MD&As dated April 28, 2021 and August 4, 2021, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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